

Mail Stop 3720

December 22, 2008

Mr. R. Thomas Kidd
Chairman, President and Chief Executive Officer
Domark International, Inc.
1809 East Broadway #125
Oviedo, Florida 32765

> **Re:** **Domark International, Inc.**
> **Item 4.01 Form 8-K**
> **Filed: September 11, 2008**
> **Item 4.01 Form 8-K/A**
> **Filed: November 17, 2008**
> **File No. 333-136247**

Dear Mr. Kidd:

We issued comments to you on the above captioned filings on November 18, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 6, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 6, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 if you have questions.

Sincerely,

Robert Littlepage
Accountant Branch Chief